Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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June 18, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	OceanPal Inc.
Draft Registration Statement on Form F-1 Submitted May 23, 2025
CIK No. 0001869467

Dear Ms. Majmudar and Ms. Nicholson:
Reference is made to the Draft Registration Statement on Form F-1 (the “F-1”) of  OceanPal Inc. (the “Company”) that was confidentially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2025. By letter dated June 11, 2025 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the F-1.
On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in the F-1.
Draft Registration Statement on Form F-1 submitted May 23, 2025
Cover Page
1.
We note your disclosure regarding the maximum number of Common Shares that could be issued upon exercise of the Warrants pursuant to the zero cash exercise option. Please also disclose, if true, that the number of shares issuable on the exercise of the Warrant under the zero cash exercise option increases as the stock price falls further below the initial exercise price of the Warrant.

Response: In response to the Staff’s comment the Company has updated its cover page of the F-1 to include that the number of shares issuable on the exercise of the Warrant under the zero cash exercise option increases as the stock price falls further below the initial exercise price of the Warrant.
The Offering, page 7
2.
We note your disclosure on your prospectus cover page that as a result of the zero exercise price option, you will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants. Please also include such disclosure in this section.

Response: In response to the Staff’s comment the Company has updated its section titled “The Offering” on pages 7-10 to include such disclosure.

Risk Factors
Risks Relating to our Company
Nasdaq may delist our Common Stock for public interest concerns, page 39
3.
We note you disclose that due to the highly dilutive nature of this offering, Nasdaq may delist your Common Shares for public interest concerns. Please revise to also address the risk of Nasdaq imposing an immediate trading halt of your Common Shares.

Response: In response to the Staff’s comment the Company has updated its section titled “Risk Factors” on pages 41-43 under the caption: “Nasdaq may halt trading in our Common Shares on Nasdaq or delist our Common Shares for public interest concerns as a result of this offering.”

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Edward Horton
Edward Horton